

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

Lon R. Greenberg
Chief Executive Officer
UGI Corporation
460 North Gulph Road
King of Prussia, PA 19406

John L. Walsh
President and Chief Executive Officer
UGI Utilities
460 North Gulph Road
King of Prussia, PA 19406

Eugene V.N. Bissell
President and Chief Executive Officer
Amerigas Partners, L.P.
460 North Gulph Road
King of Prussia, PA 19406

> **Re: UGI Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **Filed November 20, 2009**
> **Proxy Statement on Schedule 14A**
> **Filed December 15, 2009**
> **Form 10-Qs for the Fiscal Quarters Ended December 31, 2009, March 31, 2010 and June 30, 2010**
> **Filed February 5, 2010, May 7, 2010 and August 6, 2010**
> **File No. 001-11071**
>
> **UGI Utilities**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed November 20, 2009**
> **Form 10-Qs for the Fiscal Quarters Ended December 31, 2009, March 31, 2010 and June 30, 2010**
> **Filed February 5, 2010, May 7, 2010 and August 6, 2010**
> **File No. 001-01398**

Lon R. Greenberg
UGI Corporation
John L. Walsh
UGI Utilities
Eugene V.N. Bissell
AmeriGas Partners, L.P.
November 1, 2010
Page 2

AmeriGas Partners, L.P.
Form 10-K for Fiscal Year Ended September 30, 2009
Filed November 20, 2009
Form 10-Qs for the Fiscal Quarters Ended December 31, 2009, March 31,
2010 and June 30, 2010
Filed February 5, 2010, May 7, 2010 and August 6, 2010
File No. 001-13692

Dear Messrs. Greenberg, Walsh and Bissell:

We have reviewed your letter dated October 14, 2010 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. In order to facilitate this review, we have not repeated comments for issues that may be applicable to UGI Utilities and AmeriGas. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant. Unless stated otherwise, when we reference a page number it is a reference to a page in the 10-K of UGI Corporation.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 21

Determination of Competitive Compensation, page 21

2. We note your response to comment ten from our letter dated September 30, 2010. Please confirm that in future filings you will provide disclosure similar to your response to the extent applicable regarding how you benchmark. Also, though we note your indication that

Lon R. Greenberg
UGI Corporation
John L. Walsh
UGI Utilities
Eugene V.N. Bissell
AmeriGas Partners, L.P.
November 1, 2010
Page 3

you neither received nor reviewed any company-specific compensation data included in the Towers Perrin databases, it is not clear to us whether the identity of the companies that comprise the databases were disclosed to you. If so, please identify the names of the companies that comprise the database.

Elements of Compensation, page 23

Salary, page 23

3. We note your response to comment 11 from our letter dated September 30, 2010. Please expand your response to disclose the business strategies you are referring to and discuss what constitutes "achieving satisfactory financial performance" with a view to understanding whether this criterion is an objective one such that additional disclosure should be provided regarding the threshold for satisfaction of the criterion.

Annual Bonus Awards, page 24

4. We note your response to comment 12 from our letter dated September 30, 2010. Please provide a more robust discussion as to why the disclosure of AmeriGas' customer growth objective would result in competitive harm. Please refer to Question 118.04 of Compliance Disclosure and Interpretations of Regulation S-K.

Form 10-Q of UGI Corporation for the Fiscal Quarter Ended March 31, 2010

Item 1. Legal Proceedings, page 53

5. We note your response to comment 14 from our letter dated September 1, 2010. Please revise to disclose the "certain previously alleged violations" that you refer to in your response. Also, please discuss if the Competition Authority's report added additional allegations or if any allegations were resolved. Finally, you state that Competition Authority's report and their Statement of Objections do not set forth the relief they seek; as a result, it is unclear to us how you determined that the $10 million reserve you established will satisfy any relief sought, in terms of the form and amount of relief. Please revise.

Lon R. Greenberg
UGI Corporation
John L. Walsh
UGI Utilities
Eugene V.N. Bissell
AmeriGas Partners, L.P.
November 1, 2010
Page 4

You may contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director